13014635

ED STATES
XCHANGE COMMISSION
on, D.C. 20549

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SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

SEC FILE NUMBER
8- 46795

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIGHTSPEED TRADING, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Avenue of the Americas, 16th Floor
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

1350 Avenue of the Americas	New York	New York	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Jason Lyons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lightspeed Trading, LLC, as of December 31, ,2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Jeffrey I. Bedell

Notary Public

JEFFREY I. BEDELL
Commission # 1904919
Notary Public - California
Sacramento County
My Comm. Expires Sep 20, 2014

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIGHTSPEED TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

LIGHTSPEED TRADING, LLC

CONTENTS

Certified
Public
Accountants

Rothstein Kass
1350 Avenue of the Americas
New York, NY 10019
tel 212.997.0500
fax 212.730.6892
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To Lightspeed Trading, LLC

We have audited the accompanying statement of financial condition of Lightspeed Trading, LLC (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lightspeed Trading, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

New York, New York
February 26, 2013

LIGHTSPEED TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS		
Cash	$	2,883,914
Cash segregated in compliance with Rule 15c3-3		501,282
Receivables from clearing brokers, including clearing deposits of $1,427,414		3,574,578
Due from brokers and other receivables		692,137
Property and equipment, net		120,002
Intangible assets, net		298,753
Prepaid expenses and other assets		72,779
	$	8,143,445
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	2,850,162
Customer payables		53,793
Due to Parent		343,867
Total liabilities		3,247,822
Member's Equity		4,895,623
	$	8,143,445

See accompanying notes to financial statement.

LIGHTSPEED TRADING, LLC

NOTES TO FINANCIAL STATEMENT

1. Nature of business and summary of significant accounting policies

Nature of Business and Organization

Lightspeed Trading, LLC (the "Company") is a wholly owned subsidiary of Lightspeed Financial, Inc. ("Lightspeed" or "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), the Commodity Futures Trading Commission (the "CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association (the "NFA"). The Company acts as an introducing broker.

The Company operates under Rule 15c3-3 of the Securities Exchange Act of 1934, where the requirement is to compute net capital monthly and which requires the Company to maintain a ratio of aggregate debits to 5% of combined aggregate debit items or 120% of the minimum net capital requirement. The Company executes and clears its customer securities transactions on a fully disclosed basis with Apex Clearing Corporation ("Apex"), Assent LLC ("Assent"), R.J. O'Brien ("RJO") and Merrill Lynch Professional Clearing Corporation. The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer. Receivables from clearing brokers reflected in the statement of financial condition are amounts due from these brokers at December 31, 2012.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 26, 2013. Subsequent events have been evaluated through this date.

Cash Segregated in Compliance With Rule 15c3-3

Cash of approximately $501,000 is segregated in a special reserve bank account at a major U.S. financial institution for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Due from Brokers and Other Receivables

The Company carries the amounts due from brokers and other receivables at cost, less an allowance for doubtful accounts. The Company determines the allowance for doubtful accounts by regularly evaluating individual broker and other receivables based on the financial condition, the history of collections and current economic conditions. Due from brokers and other receivables are written off when deemed uncollectible. No allowance for doubtful accounts was deemed necessary at December 31, 2012.

1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition

The Company recognizes commission revenue on a trade-date basis and is comprised of commissions related to agency customer transactions in equities, options and futures.

The Company recognizes interest income on customer balances introduced to clearing broker-dealers by the Company. The clearing broker-dealers pay interest income to the Company and the interest income is recognized as earned.

Other income consists of software licensing fees and other fees charged to customers, and is recognized as earned.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided for utilizing the straight-line method over the estimated useful lives of the related assets as follows:

Asset	Estimated Useful Lives
Furniture and fixtures	7 years
Computer hardware	3 years
Leashold improvements	56 months

Intangible Assets

Intangible assets consists of customer lists and are amortized over the estimated useful life of 10 years.

Income Taxes

The Company is a single-member limited liability company, which is a disregarded entity for federal and state income tax purposes, and is not subject to taxes on its income. The Parent of the Company is a "C" Corporation. There is no tax-sharing agreement in place, and accordingly, the Company has not provided for federal or state income taxes for the year ended December 31, 2012.

The Parent follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

The determination of the Company's Parent's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Parent's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company's Parent reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company's Parent is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company's Parent files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Parent is no longer subject to income tax examinations by major taxing authorities for years before 2009. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Property and equipment

Property and equipment consist of the following at December 31, 2012:

Furniture and fixtures	$	116,143
Computer hardware		1,020,511
Leashold improvements		89,660
		1,226,314
Less accumulated depreciation and amortization		1,106,312
	$	120,002

Depreciation and amortization expense amounted to approximately $119,000 for the year ended December 31, 2012.

3. Intangible assets

Intangible assets consist of the following at December 31, 2012:

Customer List	$	2,400,000
Less accumulated amortization		2,101,247
	$	298,753

Amortization expense amounted to approximately $126,000 for the year ended December 31, 2012.

Future amortization expense of intangible assets are as follows:

Year Ending December 31,		
2013	$	103,704
2014		81,481
2015		59,259
2016		37,037
2017		14,814
Thereafter		2,458
	$	298,753

4. Related party transactions

The Company has agreements with its Parent and Lightspeed Technologies, LLC ("LST"), an affiliated company. The Parent performs and provides certain functions for the Company, including treasury, payroll services, office facilities, accounting, marketing, regulatory reporting, human resources, legal and compliance. In accordance with terms of this agreement, the Company was charged approximately $9,090,000 for these services, for the year ended December 31, 2012. The Company also receives technology development and technology support from LST. In accordance with terms of this agreement, the Company was charged approximately $6,550,000 for these services for the year ended December 31, 2012. The Parent and LST charges for these services are included in management fees on the accompanying statement of operations.

Amounts due to the Parent represent unpaid management fees of approximately $344,000 and are included on the accompanying statement of financial condition as of December 31, 2012.

5. Employee benefit plan

The Parent maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions, subject to limitations provided by the Internal Revenue Code. Contributions to the Plan by the Parent are allocated to the Company and included in management fees on the accompanying statement of operations.

6. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of the Rule 15c3-3 aggregate debit balances arising from customer transactions, as defined. The Company is also subject to the CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2012, the Company's net capital was approximately $3,386,000, which was approximately $3,136,000 in excess of its minimum net capital requirement of $250,000.

7. Off-balance sheet risk and concentrations of credit risk

Pursuant to clearing agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearing agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on customer accounts and the Company is required to maintain certain deposits with the clearing brokers.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

8. Commitments and contingencies

The Company, the Parent and LST (collectively, the "'Companies") have entered into agreements with Assent, whereby Assent will license to LST certain software through June 2015. The agreements require minimum quarterly payments in the amount equal to the greater of $450,000 or the actual amount of fees incurred for the services and products provided to the Companies by Assent or its affiliates.

Future aggregate minimum commitments under these agreements are as follows:

Year Ending December 31,	
2013	$ 1,800,000
2014	1,800,000
2015	900,000
	$ 4,500,000

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.